Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about May 5, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on May 8, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) announced first quarter 2008 production for San José mine totaled 968,000 ounces of silver and 12,140 ounces of gold of which 49% is attributable to the Corporation.

Item 5.1	Full Description of Material Change

The Corporation announced first quarter 2008 production for San José mine totaled 968,000 ounces of silver and 12,140 ounces of gold of which 49% is attributable to the Corporation. Please refer to the news release of the Corporation dated May 8, 2008 attached hereto as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

May 14, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES FIRST QUARTER 2008 PRODUCTION FOR

SAN JOSE MINE TOTALED 968,000 OUNCES OF SILVER AND 12,140

OUNCES OF GOLD

SPOKANE, WA––May 8, 2008–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) announced today details of the San José mine performance to March 31, 2008. The San José project is operated by Minera Santa Cruz S.A. (“MSC”) and is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg—London Stock Exchange), the operator. Production for San José in Q1 2008 totaled 968,000 ounces of the silver and 12,140 ounces of gold of which 49% is attributable to Minera Andes. Currently, plans are underway to expand the mine and double the current production rate by year-end 2008.

The San José mine commenced production during the second quarter of 2007 and approached full production by year-end 2007. It is anticipated that the gold and silver produced in the first quarter of 2008 will be sold in Q2 2008 at the prevailing market prices. Based on a gold price of $850 per ounce and silver price of $16 per ounce the total metal production for Q1 2008 at the San José mine has a gross metal value of $26 million.

The San José mine now comprises more than 14 km of underground workings accessed by ramps accessing the Huevos Verdes, Frea and Kospi veins. In 2008, 878 meters of workings were completed on the Huevos Verdes, Frea, and Kospi veins. The mine is currently staffed with 631 employees and 199 contractors.

The San José gold/silver mine saw an increase in production in Q1 2008 over Q4 2007 as reported by MSC to the owners. Gold production up 4 % and silver production is up 25 % when comparing the Q1 2008 over the previous quarter. The San José mine is currently operating at rate of approximately 750 tonnes per day. Several contracts are in place to sell doré and concentrate production.

SAN JOSE MINE PRODUCTION

Product *	Q1 2008	Q4 2007
Ore production (tonnes)	59,897	65,480
Average head grade silver (g/t)	624	536
Average head grade gold (g/t)	7.10	7.03
Silver produced (ounces)	968,000	776,000
Gold produced (ounces)	12,140	11,660
Net silver sold (ounces)*	323,000	92,000
Net gold sold (ounces)*	5,050	1,490

*	The company has a 49% interest in the San José production.

MSC plans a 2008 exploration program at San José consisting of mapping, compilation and interpretation of all project data on a district scale (115 km2) to identify new targets. Approximately 4,000 meters of surface drilling and 3,800 meters of underground drilling are planned for 2008 as a follow-up on the targets generated from the surface work.

Allen V. Ambrose, Minera Andes’ President, who is a “qualified person” as defined by National Instrument 43-101, is responsible the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 304,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine that has recently commenced production. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189.3 million shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. Investors should be aware that the introduction of new technology such as ILR can create added risk in achieving metallurgical performance. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that commercial production at the San José mine will be achieved on a timely basis, or at all, that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased or that Minera Andes will successfully raise the funds necessary to maintain its interest in the San José mine. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: May 14, 2008